FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 16, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 01        RNS Announcement, re: IFRS & Notice of Results dated
              16 September 2005



British Energy Group plc

16 September 2005

IFRS First Time Adoption Statement and First Quarter Results 2005/06

The Company intends to release its IFRS First Time Adoption Statement on the morning of 21 September 2005. There will be a presentation of the statement at 4.30pm UK time at the offices of Financial Dynamics, Holborn Gate, Southampton Buildings, London WC2A 1PB. This presentation will be webcast and available by conference call, details of which will be included in the statement.

The Company intends to release its financial results for the first quarter 2005/ 06 at 7am UK time on 28 September 2005. There will be a webcast presentation and conference call at 2pm UK time, details of which will be in the results announcement.

Contacts:

John Searles          British Energy, Investor Relations          01506 408 715
Andrew Dowler         Financial Dynamics, Media                   020 7831 3113

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 16, 2005                  BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations